ZAB_Exhibit (99.1) Interim Financial Statements June 30 2008

ZAB RESOURCES INC.

FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2008

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

ZAB RESOURCES INC.

Balance Sheets

June 30, 2008 and December 31, 2007

(unaudited – Prepared by Management)

	June 30	December 31
	2008	2007
	(unaudited)	(audited)
Assets
Current
Cash and term deposits	$187,529	18,461
GST receivable	15,178	14,672
Marketable securities (note 6)	0	983,321
Receivable from related parties (note 9)	814	71,722

Total Current Assets	203,521	1,088,176
Mineral Properties (note 7)	149,642	378,369
Reclamation Deposit (note 5)	10,000	10,000

Total Assets	$363,163	1,476,545

Liabilities
Current
Accounts payable and accruals	$28,962	287,683
Payable to related parties (note 9)	1,575	27,729

Total Liabilities	30,537	315,412

Shareholders’ Equity
Capital Stock (note 8(b))	$23,004,615	23,004,615
Contributed Surplus (note 8(b))	432,197	432,197
Accumulated Other Comprehensive Loss	0	(491,660)
Deficit	(23,104,186)	(21,784,019)

Total Shareholders’ Equity	332,626	1,161,133

Total Liabilities and Shareholders’ Equity	363,163	1,476,545

Commitments (note 11)

On behalf of the Board,

“Bedo H. Kalpakian”

Director

“J. Wayne Murton”

Director

See notes to financial statements

ZAB RESOURCES INC.

Statements of Operations and Deficit

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2008	2007	2008	2007

Expenses
Advertising and promotion	$2,730	$0	$2,730	$0
Amortization	0	171	0	352
Consulting and professional fees	21,000	225	21,000	225
Directors’ fees	0	7,503	0	15,006
Finance, interest and foreign exchange	194	720	8,989	1,249
Legal, Accounting and audit	6,321	6,814	6,885	12,699
Management fees	90,000	90,000	180,000	180,000
Office and miscellaneous	16,655	7,714	25,597	10,385
Regulatory and transfer agent fees	4,636	6,984	6,377	8,489
Rent	900	4,500	1,800	7,000
Salaries and benefits	8,726	9,188	17,431	21,820
Shareholder communication	3,171	2,690	3,171	2,690
Travel, meals and entertainment	2,447	0	2,447	0
Telephone	250	222	528	432
	157,030	136,731	276,955	260,347

Loss before other items	(157,030)	(136,731)	(276,955)	(260,347)

Other items
Interest income	164	231	398	321
Gain/(loss) on sale of marketable Securities	(493,853)	50,029	(513,809)	50,311
Write down of marketable securities	0	(378,200)	0	(92,137)
Gain (loss) on disposition of mineral
property	0	0	0	(15)
	(493,689)	(327,940)	(513,411)	(41,520)

Other Comprehensive Loss	(529,801)	0	(529,801)	0

Net Loss for the period	(1,180,520)	(464,671)	(1,320,167)	(301,867)

Deficit, Beginning of Period	(21,923,666)	(20,945,049)	(21,784,019)	(21,107,853)

Deficit, End of Period	(23,104,186)	(21,409,720)	(23,104,186)	(21,409,720)

Weighted average number of common shares	27,323,620	22,205,300	27,323,620	22,205,300

Basic Net Loss per
common share	$(0.04)	$(0.02)	$(0.05)	$(0.01)

See notes to financial statements

ZAB RESOURCES INC.

Statements of Cash Flows

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2008	2007	2008	2007

Cash provided by (used for)

Operating Activities
Net Loss	$(1,180,520)	$(464,671)	$(1,320,167)	$(301,867)
Amortization	0	171	0	352
Loss on sale of securities	1,023,654	0	1,043,610	0
Write down (up) of marketable
securities	0	378,200	0	92,137
	(156,866)	(86,300)	(276,557)	(209,378)
Change in non-cash operating
working capital
Receivables	(8,862)	(2,961)	(506)	(7,549)
Receivables from related parties	(814)	0	70,908	5,196
Payables and accruals	(17,557)	42,163	(258,721)	13,410
Payable to related parties	(26,595)	(31,483)	(26,154)	(22,567)
Prepaid expense	41,500	0	0	0
	(12,328)	7,719	(214,473)	(11,510)
Cash Provided by (Used in) Operating Activities	(169,194)	(78,581)	(491,030)	(220,888)

Investing Activities
Mineral properties	(1,580)	(62,199)	(21,273)	(62,636)
Option payment from Colt	0	60,000	250,000	128,770
Proceeds from sale of marketable
Securities	353,827	192,811	431,371	209,971
Gain (loss) from sale of marketable
Securities	0	(50,311)	0	(50,311)
Cash Provided by (Used in) Investing Activities	352,247	140,301	660,098	225,794

Financing Activity
Issuance of common shares	0	0	0	15,000

Increase (decrease) in cash and cash equivalents	183,053	61,720	169,068	19,906

Cash and cash equivalents, Beginning of Period	4,476	15,330	18,461	57,144

Cash and cash equivalents, End of Period	$187,529	$77,050	$187,529	$77,050

See notes to financial statements

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

1.     NATURE OF OPERATIONS

The Company was incorporated on August 24, 1984 in British Columbia.  The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

The Company had an investment in software for online gaming, which it sold during 2006. All the revenues were derived from this investment.

On March 19, 2007, the Company changed its name from Bronx Ventures Inc. (“Bronx”) to Zab Resources Inc. The Company then subdivided its capital stock on a 1 (old) share for 50 (new) shares basis.  As a result, the shares of Bronx were de-listed from trading and the shares of Zab Resources Inc. commenced trading on the OTC Bulletin Board in the USA under the symbol “ZABRF” on March 22, 2007.

Effective November 28, 2007, the common shares of the Company were listed for trading on the Canadian Trading and Quotation System (“CNQ”) under the trading symbol “ZABK”.  The Cusip number of the Company’s common shares is 988753109.

Effective June 26, 2008, the Company has been registered extra-provincially under the Corporations Registrations Act in the Province of Nova Scotia.  The Company’s Certificate Registration number in the Province of Nova Scotia is 3229428.

2.

GOING-CONCERN

These financial statements have been prepared on the basis of accounting principles applicable to a "going-concern", which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the exploration stage and, accordingly, has not yet commenced revenue-producing operations. In addition, with the exception of the fiscal years ended 2006 and 2005, the Company has incurred significant operating losses, it sold its only source of revenue during 2006 and it has periodically had a working capital deficiency.  Management's efforts are directed at pursuing opportunities of merit in the mining sector.  It is the Company's intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the "going-concern" assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the "going-concern" assumptions were not appropriate for these financial statements, then   adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

3.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include valuation of marketable securities, mineral properties assessments for impairment, accrued liabilities, assumptions for the determination of fair value of stock-based compensation, rates of amortization for equipment and determination of valuation allowance for future income tax assets. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

(c)

Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, “financial instruments – recognition and measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The Company classifies its debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings. Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

Prior to the adoption of the new standard, the Company recorded its marketable securities at the lower of cost and market value at the balance sheet date.

On the date of adoption, the Company re-measured its financial assets and liabilities as appropriate. There was no impact on the financial statements arising from the adoption of the standard. In accordance with this standard, prior period financial statements have not been restated.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

3.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Comprehensive income

Effective January 1, 2007, the Company adopted Section 1530, “comprehensive income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income. The historical make up of net income has not changed. Other comprehensive income consists of unrealized gains and losses that under generally accepted accounting principles are required to be recognized in a period but excluded from net income for that period. The Company has included a comprehensive loss calculation in the statement of stockholders’ equity.

(e)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The Company places its cash and cash equivalents with institutions of high credit worthiness.

(f)

Mineral properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment.  When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement.  As such, options are exercisable entirely at the discretion of the optionee; the amounts payable or receivable are not recorded at the time of the agreement.  Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g)

Amortization

Furniture and equipment are recorded at cost.  The Company amortizes the costs of these assets on a declining-balance basis at the rate of 20% per annum.

(h)

Asset retirement obligations

The Company recognizes an estimate of the liabilities associated with an asset retirement obligation (“ARO”) in the financial statements at the time the liability is incurred. The estimated fair value of the ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a straight-line basis over the estimated life of the asset. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. At present, the Company has no material AROs to record in the financial statements.

(i)

Income taxes

The Company follows the asset and liability method based on the accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants.  Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date.  Future income tax assets can also result by applying unused loss carry-forwards and other deductions.  The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(j)

Revenue recognition

Until May 2006, the Company earned revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a company related by certain common officers and directors, in accordance with an agreement, which entitled the Company to 40% of revenues that were generated by Las Vegas from certain online games.  The Company recognized these revenues as they were reported and received by Las Vegas.

(k)

Stock-based compensation

The Company accounts for stock-based compensation using the fair value based method with respect to all stock-based payments to directors, employees and consultants, including awards that are direct awards of stock and call for settlement in cash or other assets or stock appreciation rights that call for settlement by issuance of equity instruments. Under this method, stock-based payments are recorded as an expense over the vesting period or on the grant date if they vest immediately, with a corresponding increase to contributed surplus under stockholders’ equity. When stock

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

options are exercised, the corresponding fair value is transferred from contributed surplus to capital stock.

(l)

Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

However, diluted earnings (loss) per share is not presented where the effects of various conversions and exercise of options and warrants would be anti-dilutive. Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

(m)

Flow-through common shares

The Company may from time to time issue flow-through common shares to finance its resource exploration activities. Canadian income tax law permits a company to renounce to the flow-through shareholder the income tax attributes of resource exploration costs financed by such shares. The tax impact to the Company of the renouncement is recorded on the date the renunciation is filed with taxation authorities, through a decrease in capital stock and the recognition of a future income tax liability.

(n)

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

4.

FINANCIAL INSTRUMENTS

(a)

Financial instruments

The Company has designated its cash and cash equivalents as held-to-maturity; marketable securities as available-for-sale; accounts receivable and notes receivable as loans and receivables; accounts payable and accrued liabilities, other liabilities and long-term debt, including current portion, as other liabilities.

(b)

Fair value

Prior to the adoption of Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

(c)

Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(d)

Concentrations of credit risk

The Company is not exposed to significant credit risk with respect to its cash and term deposits as the funds are held in a recognized financial institution.

(e)

Market risk

The Company is exposed to significant market risk with respect to marketable securities due to fluctuations in their market value and the possibility of being delisted from public trading.

5.

TERM DEPOSITS

The following term deposits were held by the Company as at June 30, 2008:

Interest rate	Maturity Date	Face Value

Included as reclamation deposit
2.86%	March 19, 2009	$3,000
1.80%	May 4, 2009	7,000
		$10,000*

*Reclamation Deposit

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

6.

MARKETABLE SECURITIES

During May 2008, the Company sold, through the facilities of the TSX Venture Exchange, all of the Company’s marketable securities in Las Vegas at prices ranging from $0.05 to $0.075 per common share with total net proceeds to the Company of $353,827.  As of the date of this report, the Company no longer has any marketable securities.  Prior to the adoption of Section 3855 (note 3(c)), the Company recorded unrealized gains and losses on marketable securities through net income.

	June 30, 2008	December 31, 2007

Marketable securities	$0	$983,321

As of June 30, 2008, the Company no longer owns shares in the capital of Las Vegas, a publicly traded related party (June 2007 – 7,564,006 shares or 7.4% of the total outstanding shares in the capital of Las Vegas, 6,670,000 of these shares were acquired through the sale of the three card games software) (note 9(d)).

7.

 MINERAL PROPERTIES

Extra High Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Arm’s Length Party”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in British Columbia (the “Extra High Property”).  Pursuant to the terms of the Option Agreement as amended on March 8, 2005, the Company obtained the right to acquire a 100% undivided interest in the Extra High Property, subject to a 1.5% net smelter returns royalty (the “Arm’s Length Royalty”), by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Property totalling $500,000 over a period of three years.  Upon the Company earning a 100% undivided interest in the Extra High Property, the Company obtained the right to purchase at any time 50% of the  Arm’s Length Royalty by paying to the Arm’s Length Party the sum of $500,000 leaving the Arm’s Length Party with a 0.75% NSR royalty.

On September 8, 2006, the Company entered into an Option Agreement with Colt Resources Inc. (“Colt”), a related party, whereby Colt obtained the right to acquire a 50% undivided interest, subject to the Arm’s Length Royalty, in the Extra High Property by incurring exploration expenditures of $240,000 on the Extra High Property by no later than February 28, 2007 and by making cash payments to the Company totalling $133,770 by no later than March 26, 2007.

On September 12, 2006, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was granted an extension period until June 26, 2007 to make the balance of cash payments to the Arm’s Length Party and incur the remaining exploration expenditures on the Extra High Property.

On October 31, 2006, the Company and Colt entered into an Amending Agreement whereby Colt was granted an extension period until June 26, 2007 to incur exploration expenditures on the Extra High Property and to make the cash payments to the Company.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

7.

MINERAL PROPERTIES (Continued)

Extra High Property continued

Upon Colt earning its 50% undivided interest in the Extra High Property, the Company and Colt would thereafter equally contribute to all future exploration costs.  If any party would fail to contribute its share of future exploration costs, then its respective interest would be diluted on a straight-line basis.  If any party’s interest would be diluted to less than a 10% interest, then that party’s interest in the Extra High Property would be converted into a 0.5% NSR royalty.

On April 16, 2007, the Company and the Arm’s Length Party amended the Option Agreement by entering into an Amending Agreement whereby the Company was released of the requirement to incur the remaining exploration expenditures but instead was required to make a cash payment of $60,000 (paid) to the Arm’s Length Party.

On June 14, 2007, the Company amended its Option Agreement with Colt whereby Colt would have the right to acquire a 34% interest in the Extra High Property by making cash payments to the Company totalling $193,770 by no later than June 26, 2007. The Amending Agreement released Colt of the requirement to incur $240,000 in exploration expenditures on the Extra High Property.

On June 26, 2007, the Company made its final payment to the Arm’s Length Party thereby earning a 100% undivided interest in the Extra High Property subject only to the Arm’s Length Royalty. Colt made its final payment to the Company and earned its 34% interest in the Extra High Property, thus reducing the Company’s interest to 66%.

At December 31, 2007, the Company held a 66% interest in the Extra High Property.

Investment in the Extra High Property consists of costs incurred as follows:

	Cumulative to June, 2008	Cumulative to December 31, 2007

Acquisition (property option payments)	$150,000	$150,000
Staking	3,639	3,639
Assessment and miscellaneous	10,311	10,311
Geological, geochemical, trenching and drilling	429,462	408,189
Colt property option payments	(443,770)	(193,770)

	$149,642	$378,369

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt has the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property.  Pursuant to the 2008 Option Agreement, Colt has exercised the first tranche of the option by making a cash payment of $250,000 to the Company and has acquired from the Company a 33% undivided interest in the Extra High Property.  As a result of exercising the first tranche of the option, Colt now holds a 67% undivided interest in the Extra High Property and has become the operator of the Extra High Property.  Furthermore, pursuant to the 2008 Option Agreement, Colt will be solely responsible for all exploration and property expenditures in respect of the Extra High Property, which are initiated and incurred by Colt from January 31, 2008 to December 31, 2008.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

7.

MINERAL PROPERTIES (Continued)

Extra High Property continued

In order to exercise the second tranche of the option, Colt must make a cash payment of $250,000 to the Company on or before December 31, 2008.  Upon Colt making such payment, then Colt will be deemed to have exercised the second tranche of the option and to have acquired from the Company the remaining 33% undivided interest in the Extra High Property, subject only to the Arm’s Length Royalty and to a 0.5% NSR royalty payable to the Company (the “Zab Royalty”).  Colt will have the option to purchase the Zab Royalty for the sum of $500,000 and Colt will also have the option to purchase 50% or 0.75% of the Arm’s Length Royalty for the sum of $500,000.

In the event that Colt does not exercise the second tranche of the option by December 31, 2008, then the 2008 Option Agreement will terminate and Colt and the Company shall operate as Joint Venturers with Colt holding an initial 67% undivided interest in the Extra High Property and the Company holding an initial 33% undivided interest in the Extra High Property.  Thereafter each party shall contribute its proportionate share of the property expenditures. Should a Joint Venturer fail to make its proportionate share of expenditures, then its interest will be dilulted.   Should any party’s interest be diluted to less than a 10% undivided interest in the Extra High Property, then its interest will forever be converted to a 0.5% NSR royalty.

At June 30, 2008, the Company held a 33% interest in the Extra High Property.

Blunt Mountain Property

During 2006, the Company staked 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”). At the 2007 year-end, the Company decided to abandon the property and has written it off.

				Cumulative
				to
	2007	2006	2005	2007

Staking	$0	$3,974	$0	$3,974
Geological and geochemical	9,320	2,134	0	11,454
Abandonment of property	(15,428)	0	0	(15,428)

	$(6,108)	$6,108	$0	$0

Whiteman Property

During 2006, the Company staked five mineral tenures located in the Vernon Mining Division of British Columbia (the “Whiteman Property”) for an acquisition cost of $695 and spent $4,162 in exploration related expenses for a total of $4,857.  At the 2006 year-end, this amount was written off as the Company decided to abandon the property.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

8.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common and preferred shares without par value of which there are no preferred shares issued.

(b)

Issued

All common shares and per share amounts prior to December 31, 2006 have been restated to give retroactive effect to the 1:50 share subdivision, which took effect on March 19, 2007 (note 1).

	Number of Common Shares	Amount	Contributed Surplus

Balance, December 31, 2005	18,905,300	$22,680,846	$ 213,850
Shares issued for cash
Private placement flow-through common shares	1,200,000	60,000	0
Exercise of flow-through warrants	1,875,000	75,000	0
Income tax effect of flow-through share renouncement	0	(46,062)	0

Balance, December 31, 2006	21,980,300	22,769,784	213,850
Shares issued for cash
Private placement	3,000,000	140,625	0
Exercise of flow-through warrants	400,000	20,000	0
Private placement flow-through common shares	1,200,000	60,000	0
Shares issued for non-cash
Shares for debt settlement	743,320	37,166	0
Income tax effect of flow-through share renouncement	0	(22,960)	0
Stock-based compensation	0	0	218,347
Balance, December 31, 2007	27,323,620	$23,004,615	$432,197
Balance, June 30, 2008	27,323,620	$23,004,615	$432,197

During 2007, the Company entered into Private Placement Agreements to sell an aggregate of 3,000,000 units in the securities of the Company at a price of US $0.05 per unit for total proceeds to the Company of US $150,000 (Cdn $155,945). Each unit consists of one common share and one non-transferable share purchase warrant, which entitles the holder to purchase one common share at a price of US $0.10 for a period of one year from the closing date.  All common shares and non-transferable share purchase warrants pursuant to these Private Placement Agreements have been issued with the required hold period.   The Company paid finders’ fees to an arm’s length third party in the sum of US $15,000 (Cdn $15,320) in connection with these Private Placement Agreements.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

8.

CAPITAL STOCK (Continued)

(b)

Issued (Continued)

During 2007, the Company entered into Private Placement Flow-Through Financing Agreements with two directors, for the purchase of 1,200,000 flow-through share units in the securities of the Company at the purchase price of $0.05 per unit for total proceeds to the Company of $60,000. Each unit consists of common shares (the “flow-through shares”) of the Company that will be a “flow-through share” pursuant to the provisions of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “Warrants”), each Warrant entitling the holder to purchase one common share (the “flow-through warrant shares”) at a price of $0.05 per flow-through warrant share until December 31, 2008. All common shares and non-transferable share purchase warrants pursuant to this private placement financing have been issued with the required hold period.

The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent directors for an aggregate monthly amount of $2,501 plus GST.  Effective as of June 30, 2007, the Company and the two directors agreed to terminate the aforementioned arrangement. As of June 30, 2007, an aggregate amount of $37,166 in directors’ fees remained payable to the two directors (the “Debt”).  The two directors and the Company entered into respective Share for Debt Settlement Agreements on July 12, 2007 and the Company issued an aggregate of 743,320 common shares at the fair market value price of $0.05 per share as full and final settlement of the Debt.

During 2006, the Company issued 1,200,000 flow-through share units in the securities of the Company to two individuals, one of which is a director of the Company, at the price of $0.05 per unit for total proceeds to the Company of $60,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.05 per share until December 31, 2007.  During 2007, 400,000 of the flow-through share warrants were exercised at $0.05 per flow-through share for total proceeds to the Company of $20,000 and the remaining unexercised balance of 800,000 flow-through share warrants have expired.

During 2005, the Company issued 1,875,000 flow-through share units of the securities of the Company to directors at the purchase price of $0.04 per unit for total proceeds of $75,000.  Each unit consisted of one flow-through common share and one flow-through common share purchase warrant exercisable at $0.04 per share for a period of 12 months.  During 2006, all 1,875,000 flow-through warrants issued were exercised at $0.04 per common share for total proceeds of $75,000.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

8.

CAPITAL STOCK (Continued)

(c)

Warrants

	Number of Shares	Weighted Average Exercise Price

Balance, December 31, 2006	1,200,000	$0.05
Issued	4,200,000	$0.05 and US 0.10
Exercised	(400,000)	$0.05
` Expired	(800,000)	$0.05

Balance, December 31, 2007	4,200,000	$0.05 – US 0.10

Balance, June 30, 2008	4,200,000	$0.05 – US 0.10

As at June 30, 2008, the following warrants were outstanding and exercisable.

Expiry Date		Exercise Price	Number of Shares

October 8, 2008	$	US 0.10	2,400,000
December 20, 2008	$	US 0.10	600,000
December 31, 2008		$0.05	1,200,000

Balance, June 30, 2008		$0.05 and US 0.10	4,200,000

(d)

Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s 2002 and 2003 Stock Option Plans, provides for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis.  The terms of the options are determined at the date of grant.

	Number of Shares	Exercise Price

Balance, December 31, 2007	4,456,000	$0.05
Balance, June 30, 2008	4,456,000	$0.05

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

8.

CAPITAL STOCK (Continued)

(d)

Stock options (Continued)

At June 30, 2008, the following stock options were outstanding and exercisable.  All options vested immediately upon granting.

Expiry Date	Exercise Price	Number of Shares

June 15, 2011	$0.05	4,456,060

Balance, June 30, 2008	0.05	4,456,060

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation of $9,800 (2006 - $nil) was recognized as salaries and benefits, and $208,547 (2006 - $nil) was recognized as directors’ fees and compensation in 2007.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2007	2006

Expected life (years)	4	N/A
Interest rate	4.65%	N/A
Volatility	122.31%	N/A
Dividend yield	0.00%	N/A

(e)

Diluted earnings (loss) per share

The following is the reconciliation between the weighted average number of common shares and number of shares used for diluted earnings (loss) per share (note 3(l)):

	2007	2006

Weighted average number of common shares outstanding – Basic	23,185,142	19,241,150
Pro-rated dilutive warrants	N/A	22,000
Pro-rated dilutive options	N/A	N/A

Weighted average number of common shares outstanding - Diluted	23,185,142	19,263,150

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

9.

RELATED PARTY TRANSACTIONS

All of the following transactions and balances are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The amounts due/from related parties are unsecured and payable on demand without interest.

The Company shares office space and certain employees with Las Vegas.

	June 30, 2008	December 31, 2007

Receivable from related parties
Joint venture expenses	$814	$71,722

	$814	$71,722

Payable to related parties
Rent charged by Las Vegas	$315	$318
Office expense charged by Las Vegas	1,260	1,776
Advertising expenses paid for by Colt	0	1,325
Geological services to a company owned by a director	0	24,310

	$1,575	$27,729

As at June 30, 2008, related party transactions are as follows:

(a)

Geological services of $21,049 plus GST (2007-$2,311) were provided by a company owned by a director.

(b)

Management fees of $180,000 (2007 - $180,000) were paid to a company related by common management and directors.

(c)

On January 7, 2005, the Company acquired 1,250,000 units of Las Vegas at a price of $0.20 per unit.  Each Las Vegas unit consisted of one Las Vegas common share and one-half of one warrant.  One whole warrant was required to purchase one Las Vegas common share at $0.25 per common share expiring on January 7, 2007.  In January 2006, the Company exercised 600,000 of its half warrants. In January 2007, the remaining 650,000 half warrants expired.

(d)

On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Las Vegas.  On May 5, 2006, the Company sold its interest in the three card games software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares of Las Vegas at a deemed price of $0.36 per share, as valued by an independent third party, for a total amount of $2,401,200. The 6,670,000 common shares of Las Vegas, which have been issued to the Company, were restricted from trading until May 1, 2007.

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

9.

RELATED PARTY TRANSACTIONS (Continued)

(e)

During May 2008, the Company sold, through the facilities of the TSX Venture Exchange, all of the Company’s marketable securities of 7,064,006 shares in Las Vegas at prices ranging from $0.05 to $0.075 per common share with total net proceeds to the Company of $353,827.

(f)

Directors’ fees of $nil (2007: $15,006) were paid to two directors.

(g)

During 2007, the Company entered into debt settlement agreements with two directors in regards to directors’ fees payable (note 8(b)).

(h)

During 2005, the Company entered into a Private Placement Financing Agreement with Colt.  The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000.

(i)

During 2006, the Company entered into a Private Placement Financing Agreement with Colt whereby the Company purchased 1,500,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $15,000.

(j)

The shares of Colt began trading on the CNQ on March 1, 2007 and during 2007 the Company sold all 2,500,000 common shares held in the capital of Colt for total gross proceeds to the Company of $125,000.

(k)

Paid to related parties:

As at June 30, 2008, Las Vegas charged the Company for its share of:

(i)

office expense of $7,200 (2007 - $4,800) and

(ii)

rent of $1,800 (2007 - $1,200).

(l)

On September 8, 2006, the Company entered into an option agreement for the Extra High Property with Colt; this agreement was subsequently amended on October 31, 2006 and June 14, 2007. The terms of the agreement were completed in full on June 26, 2007 (note 7).

(m)

On January 21, 2008, the Company entered into an option agreement for the Extra High Property with Colt (note 7).

10.

INCOME TAXES

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.  The flow-through gross proceeds less the qualified expenditures made to date represent the funds received from flow-through share issuances that have not been spent and are held by the Company for such expenditures.  As at December 31, 2007, the amount of flow-through proceeds remaining to be expended is $66,242 (2006 - $127,996).

ZAB RESOURCES INC.

Notes to the Interim Financial Statements

Six Months ended June 30, 2008

(unaudited – Prepared by Management)

10.

INCOME TAXES (Continued)

The Company has available approximate non-capital losses of $1,424,000 that may be carried forward to apply against future income for Canadian tax purposes.  The benefit of these losses has not been recorded in these financial statements. The losses expire as follows:

2008	$319,000
2009	439,000
2010	105,000
2027	561,000

$1,424,000

The Company has available approximate resource-related deductions of $2,715,000 that may be carried forward indefinitely

11.

COMMITMENTS

a)

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of the Company.  The remuneration for the services provided is $30,000 plus GST per month.  The agreement expires in October 2008 and is renewable.

(b)

The Company has signed a Services Agreement (“Agreement”) on June 20, 2008 with an arm’s length party (the “Consultant”) whereby the Consultant has been retained by the Company on a consultancy basis to provide consulting services, on a sole and exclusive basis with respect to the identification, acquisition and exploration of potash mining properties in the Maritime Provinces of Canada.  Either party may terminate the Agreement within 45 days upon providing notice in writing to the other party.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, President, C.E.O. and C.F.O. of Zab Resources Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Zab Resources Inc., (the Issuer) for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP.

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: August 8, 2008

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President, CEO & CFO